SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Blocklisting Application
.
Prudential plc
--------------------

Application has been made to the Financial Conduct Authority and the London Stock Exchange Plc for a total of 6,450,000 ordinary shares of 5 pence each ("shares") to be admitted to the Official List.

These shares are being reserved under a block listing and will be issued as a result of the vesting of discretionary awards and exercising of future share options pursuant to the following schemes:

Schemes	Shares
Prudential Group Performance Share Plan	2,500,000
Prudential Business Unit Performance Plan	500,000
Prudential Long Term Incentive Plan	150,000
PCA Agency Long Term Incentive Plan	300,000
Prudential UK Savings-Related Share Option Scheme	2,000,000
Prudential International Savings-Related Share Option Scheme	500,000
Prudential International Savings-Related Share Option Scheme for non employees	500,000

The admission date for these shares is expected to be 26 March 2014. When issued, these shares will rank pari passu with the existing ordinary shares.

The shares to be issued under the PCA Agency Long Term Incentive Plan will be under the Company's authority to allot ordinary shares approved at its annual general meeting in 2013.

Name of contact and telephone number for queries
Jennie Webb, Share Plans Manager, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification
Stefan Bort, Deputy Group Secretary, 020 7548 2115

Date of notification
21 March 2014

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 21 March 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary